EXHIBIT 3

FOR IMMEDIATE RELEASE	18 May 2012

WPP PLC (“WPP”)

Possible Worldwide acquires a majority stake in digital marketing services agency, Grape, in Russia

WPP announces that its wholly-owned operating network Possible Worldwide, the global interactive marketing agency, part of WPP Digital, has agreed to acquire a majority stake in Grape LLC in Russia (“Grape”).

Founded in 2002 by Andrey Vinograd and Boris Ryss and headed by CEO Andrei Anischenko, Grape is a Moscow-based digital marketing services agency with a focus on website and social media strategies. The agency employs 124 people and major clients include Henkel, JTI, MTS and SABMiller.

Grape’s consolidated unaudited revenues for the year ended 31 December 2011 were approximately RUB 425 million with gross assets as at the same date of approximately RUB 216 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues totalled US$4.8 billion in 2011, representing approximately 30% of the Group’s total revenues of over US$16 billion. WPP has set a target of 35-40% of revenue to be derived from digital in the next five years.

WPP companies, including associates, employ around 1900 people in Russia with revenues of well over US$200 million. Across the Central and Eastern European markets collectively, WPP companies, including associates, employ almost 6,000 people with revenues of approximately US$600 million, underlining its leadership position in the advertising and marketing services sector in this important region.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204